Below represents the communications about this raise as of 22APR26:

https://www.linkedin.com/posts/michaelklemmer_you-want-to-go-fast-go-alone-you-want-activity-7450195812158107648-eF1t?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_there-are-three-things-i-believe-to-be-true-activity-7449166497811333120-481f?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_the-experts-told-me-i-was-too-unhinged-activity-7448063404843479040-bLAs?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_people-have-told-me-for-a-long-time-mike-activity-7447996393442603010-vWXj?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_somebody-told-me-starting-a-coffee-company-activity-7447273044991090689-9Mgm?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_if-only-i-had-invested-back-then-we-activity-7445805750595162112-SAZO?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_they-say-amateurs-talk-strategy-professionals-activity-7445126900370354176-JNKC?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_im-not-here-to-sell-you-coffee-today-im-activity-7444379288071507968-izDn?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_invest-in-aerial-resupply-coffee-an-american-activity-7444055730732589056-Dvyw?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_on-monday-this-raise-sat-at-182000-its-activity-7443334107327283200-1L2r?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_reserve-in-aerial-resupply-coffee-an-american-activity-7442669140156305408-amw3?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_ive-been-told-that-talking-about-your-fundraise-activity-7441854381274308608-l-xi?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_invest-in-aerial-resupply-coffee-an-american-activity-7440824700223680514-

fsau?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s

https://www.linkedin.com/posts/michaelklemmer_at-the-end-of-2025-i-launched-the-second-activity-7439663418933940224-TSmL?utm_source=share&utm_medium=member_desktop&rcm=ACoAABESlbMBsS78tlU1XkxpxYOB6OWoEZFzm4s